FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

May 23, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario, May 23, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX:TSX) is pleased to announce that it has, as required by the TSX, received shareholder approval (the "Approval") for a private placement (the "Placement") at a special meeting held on May 17, 2007. Shareholder approval was required for the Placement as the total number of common shares which could be issuable in connection with the Placement could be up to 18,750,000, if fully subscribed, which number would exceed 25% of the total issued and outstanding capital of Grandview at the time of the Placement. In connection with receipt of such approval, Grandview is also pleased to announce that it has entered into an engagement letter with Bolder Investment Partners, Ltd. (the "Agent") to complete the Placement in accordance with the terms of the Approval to raise proceeds of up to $5,000,000.

The Placement will consist of the issuance of up to 12,500,000 units (the "Units") at a price of $0.40 (CAD) per Unit. Each Unit will consist of one common share of Grandview and one- half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

In connection with the Placement, Grandview has agreed to pay a cash fee to the Agent of 8% of the gross proceeds raised under the private placement and also to issue broker options to acquire up to that number of Units as is equal to 8% of the total number of Units issued under the Placement at a price of $0.40 per Unit for a period of 24 months from closing. In addition, Grandview will also pay a cash finder's fee equal to 2% of the gross proceeds raised under the Placement.

The proceeds from the unit offering will be used primarily to fund the Company's drilling program on its Pony Creek/Elliott Dome property in Nevada, and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Grandview management and geologists believe that the Pony Creek Project is one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims

Grandview Gold Inc.

over 28 square miles (7,285 hectares), the Pony Creek property comprises the largest non-major land position on the prolific Carlin Trend.

The Company’s Red Lake projects, located in Ontario’s 30 million ounce gold Red Lake Mining District, and its Rice Lake projects located on the same archean greenstone belt just across the Manitoba border, are being explored this season as well.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Property by incurring $3.5 -million (U.S.) in resource exploration and development expenditures over a three-year period.

Item 5.

Full Description of Material Change

Toronto, Ontario, May 23, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX:TSX) is pleased to announce that it has, as required by the TSX, received shareholder approval (the "Approval") for a private placement (the "Placement") at a special meeting held on May 17, 2007. Shareholder approval was required for the Placement as the total number of common shares which could be issuable in connection with the Placement could be up to 18,750,000, if fully subscribed, which number would exceed 25% of the total issued and outstanding capital of Grandview at the time of the Placement. In connection with receipt of such approval, Grandview is also pleased to announce that it has entered into an engagement letter with Bolder Investment Partners, Ltd. (the "Agent") to complete the Placement in accordance with the terms of the Approval to raise proceeds of up to $5,000,000.

The Placement will consist of the issuance of up to 12,500,000 units (the "Units") at a price of $0.40 (CAD) per Unit. Each Unit will consist of one common share of Grandview and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

In connection with the Placement, Grandview has agreed to pay a cash fee to the Agent of 8% of the gross proceeds raised under the private placement and also to issue broker options to acquire up to that number of Units as is equal to 8% of the total number of Units issued under the Placement at a price of $0.40 per Unit for a period of 24 months from closing. In addition, Grandview will also pay a cash finder's fee equal to 2% of the gross proceeds raised under the Placement.

The proceeds from the unit offering will be used primarily to fund the Company's drilling program on its Pony Creek/Elliott Dome property in Nevada, and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Grandview management and geologists believe that the Pony Creek Project is one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims over 28 square miles (7,285 hectares), the Pony Creek property comprises the largest non-major land position on the prolific Carlin Trend.

The Company’s Red Lake projects, located in Ontario’s 30 million ounce gold Red Lake Mining District, and its Rice Lake projects located on the same archean greenstone belt just across the Manitoba border, are being explored this season as well.

Grandview Gold Inc.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 5th day of June 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.